KALOBIOS PHARMACEUTICALS, INC.

260 East Grand Avenue

South San Francisco, CA 94080

July 18, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Riedler

Re:	KaloBios Pharmaceuticals, Inc.
Registration Statement on Form 10-12G
Filed June 12, 2012
File No. 000-54735

Dear Mr. Riedler:

KaloBios Pharmaceuticals, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form 10-12G (“Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter four hard copies of Amendment No. 1 which are marked to show changes to the Registration Statement filed on June 12, 2012.

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated July 9, 2012, from the staff of the United States Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the July 9, 2012 letter in italicized print, and the Company’s responses are provided below each comment.

General

1.	Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934, even if we have not completed the review process of your filing. If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration statement and resubmit a new registration statement when you have revised your document.

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment and will advise the Staff if the Company decides to withdraw its registration statement. The Company originally filed the Registration Statement on June 12, 2012. The Company requests that the Staff confirm that, subject to withdrawing the Registration Statement, the Registration Statement will become automatically effective on Saturday, August 11, 2012 which is 60 days after the original filing date.

United States Securities and Exchange Commission

July 18, 2012

2.	Please note that our comments on your request for confidential treatment will be provided under separate cover.

RESPONSE TO COMMENT 2:

The Company acknowledges the Staff’s comment.

3.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:

•	Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

RESPONSE TO COMMENT 3:

In response to the Staff’s comment, the Company has revised the Registration Statement by disclosing that the Company is an “emerging growth company” on the front page of the Registration Statement and the various implications of being an emerging growth company, including how and when the Company may lose such status, the various exemptions available to the Company and our election under Section 107(b) of the JOBS Act. To address these additional disclosures, the Company has added a Risk Factor on Page 33 entitled “We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors”. In addition, the Company has added disclosure in “Critical Accounting Policies and Use of Estimates” in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

United States Securities and Exchange Commission

July 18, 2012

Early-Stage Program, page 12

4.	Please revise your disclosure to identify and describe the KB005 precursor antibody.

RESPONSE TO COMMENT 4:

The Company has revised the Registration Statement in response to the Staff’s comment to identify and describe that the precursor antibody was a single, low dose non-human version of KB005.

Technology Platform, page 12

5.	We note that you have successfully completed Humaneered projects for five United States and Japanese biotechnology and pharmaceutical companies. Please revise your disclosure to identify these companies and describe the work performed.

RESPONSE TO COMMENT 5:

The Company has revised the Registration Statement in response to the Staff’s comment to identify the companies for which the Company has conducted Humaneered projects and describe the work performed.

Capabilities and Advantages of Humaneered Technology, page 13

6.	Please advise us whether there are any disadvantages to your Humaneered Technology. If there are, please revise your disclosure to describe these disadvantages under an appropriately titled section.

RESPONSE TO COMMENT 6:

The Company has revised the Registration Statement in response to the Staff’s comment to disclose challenges of our Humaneered Technology under the heading “Disadvantage of Humaneered Technology.”

Licensing and Collaborations, page 13

General

7.	We note your 2004 exclusive license agreement with the University of California, 2004 development and license agreement with the Ludwig Institute for Cancer Research and 2006 license agreement with the Ludwig Institute for Cancer Research. Please revise your disclosure to describe the material terms of the agreements, under their own appropriately titled subsections, including, but not limited to the following:

•	The nature and scope of the intellectual property transferred;

United States Securities and Exchange Commission

July 18, 2012

•	Parties’ rights and obligations;

•	Duration of the agreement (if conditioned on the last to expire patent, please include the expiration date of such patent);

•	Termination provisions;

•	Up-front payments;

•	Aggregate payments paid to date;

•	Aggregate potential milestone payments to be paid; and

•	Royalty rates (not to exceed a ten percent range);

RESPONSE TO COMMENT 7:

The Company has revised the Registration Statement in response to the Staff’s comment to disclose, other than those terms for which the Company has requested confidential treatment, the requested terms for these agreements.

Sanofi Pasteur, page 13

8.	We note that you have an agreement with Sanofi granting it exclusive worldwide rights to develop and commercialize KB001/BK001-A for all indications. Please revise your disclosure to describe the material terms of the agreement, including, but not limited to the parties’ rights and obligations, a range of royalties (not to exceed ten percent), duration and termination provisions. If the duration of the agreement is conditioned on the last to expire patent, please revise your disclosure to include the expiration date of such patent.

RESPONSE TO COMMENT 8:

The Company has revised the Registration Statement in response to the Staff’s comment to disclose, other than those terms for which the Company has requested confidential treatment, the requested terms for the agreement with Sanofi.

Novartis, page 13

9.	We note that you granted Novartis a nonexclusive license to your Humaneered technology in April 2007. Please revise your disclosure to describe the material terms of the agreement, including, but not limited to the parties’ rights and obligations, upfront payments, aggregate amounts received to date, aggregate potential milestone payments to be received, royalty rates, duration and termination provisions. Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE TO COMMENT 9:

The Company has revised the Registration Statement in response to the Staff’s comment to disclose, other than those terms for which the Company has requested confidential treatment, the requested terms for the Novartis agreement. In addition, the Company has filed the agreement as an exhibit to the Registration Statement.

United States Securities and Exchange Commission

July 18, 2012

Intellectual Property, page 13

10.	We note that you have only provided the expiration dates of two of your patents. Please revise your disclosure to provide the expiration dates for all your material patents whether owned or licensed.

RESPONSE TO COMMENT 10:

The Company has revised the Registration Statement in response to the Staff’s comment to disclose the expiration dates of the Company’s material patents.

Risk Factors

We have limited sources of revenue, and we will need substantial additional funding..., page 18

11.	Please revise your disclosure to quantify the rate of negative cash flow (burn rate) per month.

RESPONSE TO COMMENT 11:

The Company has revised the Registration Statement in response to the Staff’s comment to disclose the rate of negative cash flow per month.

If we fail to attract and retain key management and clinical development personnel..., page 26

12.	To the extent that you have experienced problems attracting and retaining key members of management and clinical development personnel in the recent past, please revise your disclosure to describe these problems.

RESPONSE TO COMMENT 12:

The Company advises the Staff that the Company conducts business in a competitive industry for qualified personnel. The Company, in the ordinary course of its business, may be unable to successfully attract an employee candidate or may lose an employee to other employers, which was the case with losing its former Chief Medical Officer in February 2012. However, the Company was able to successfully hire its new Chief Medical Officer in May 2012. The Registration Statement currently discloses the competitive industry in which the Company operates and the Company has revised the Registration Statement to disclose that the Company lost its former Chief Medical Officer in February 2012 and it took the Company 3 months to hire its current Chief Medical Officer in May 2012.

United States Securities and Exchange Commission

July 18, 2012

We face potential product liability exposure and, if successful claims are brought..., page 27

13.	We note that you have obtained limited product liability insurance coverage for your clinical trials domestically and in selected foreign countries where you are conducting clinical trials. Please revise your disclosure to quantify the amount of product liability insurance which you have obtained.

RESPONSE TO COMMENT 13:

The Company has revised the Registration Statement in response to the Staff’s comment to disclose the insurance coverage amounts of its product liability insurance.

If we or our partners are sued for infringing intellectual property rights of third..., page 29

14.	To the extent you have received notice of patent infringement, patent challenges, or related legal action, please discuss the situation and potential consequences in this risk factor discussion. Similarly, please revise the risk factor entitled “We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time consuming and unsuccessful” if you have initiated any actions related to possible infringement of your intellectual property.

RESPONSE TO COMMENT 14:

The Company advises the Staff that the Company has not received notices of patent infringement, patent challenges or related claims. In addition, the Company has not nor does the Company have any current plans to initiate any claim related to the infringement of its intellectual property.

Following the effectiveness of this Form 10, we may file a registration statement..., page 32

15.	Please revise your risk factor discussion to explain how the availability of a substantial number of shares of common stock for resale under the registration statement or pursuant to Rule 144 may adversely impact any trading market that may develop for your common stock.

RESPONSE TO COMMENT 15:

The Company has revised the Registration Statement in response to the Staff’s comment.

United States Securities and Exchange Commission

July 18, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates

Research and Development Expenses, page 35

16.	Please revise your disclosure to state whether adjustments to prior period estimates have been material for each period presented and if so quantify the amounts.

RESPONSE TO COMMENT 16:

In response to the Staff’s comment, the Company has revised the Registration Statement to disclose that adjustments to prior period estimates have not been material for each period presented.

Common Stock Valuations, page 37

17.	Please revise your disclosure to clarify whether there were any significant events that occurred between the date of the latest grant of stock options on March 12, 2012 and the last valuation of common stock that was completed as of November 30, 2011.

RESPONSE TO COMMENT 17:

In response to the Staff’s comment, the Company has revised the Registration Statement to disclose that there were no significant events that occurred between the date of the latest grant of stock options on March 12, 2012 and the last valuation of common stock that was completed as of November 30, 2011.

Results of Operations

Research and Development Expenses, page 39

18.	Please revise your disclosures to include the costs incurred during each period presented and to date for KB001, KB003 and KB004 separately.

RESPONSE TO COMMENT 18:

In response to the Staff’s comment, the Company has revised the Registration Statement to disclose the external costs incurred during each period presented for KB001, KB003 and KB004 separately. The Company advises the Staff that external costs incurred to date for each of these projects cannot be disclosed as this information has not been tracked since the Company’s inception. Further, the internal costs for each of these projects cannot be disclosed as such costs generally benefit multiple projects and are not separately tracked per project.

United States Securities and Exchange Commission

July 18, 2012

Properties, page 45

19.	We note that you lease approximately 40,000 square feet of laboratory and office space, of which you sublease approximately 19,000 square feet. Please file these lease agreements as exhibits.

RESPONSE TO COMMENT 19:

In response to the Staff’s comment, the Company has filed these lease agreements as exhibits to the Registration Statement.

Employment and Severance Agreements, page 57

20.	Please file the employment and severance agreements for your named executive officers as exhibits.

RESPONSE TO COMMENT 20:

In response to the Staff’s comment, the Company has filed these agreements as exhibits to the Registration Statement.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Fair Value of Financial Instruments, page F-7

21.	Please revise your disclosures to separately identify the significant inputs used in determining the fair value of each material Level 2 asset class as required by ASC 820-10-50-2e. Please see ASC 820-10-55-22A for examples of the inputs to be disclosed.

RESPONSE TO COMMENT 21:

The Company has revised the Registration Statement in response to the Staff’s comment to separately identify the significant inputs used in determining the fair value of each material Level 2 asset class.

5. Research and Development Collaboration and License Agreements

Sanofi, page F-15

22.	Please expand your disclosure to include the length of and termination provisions for the Sanofi agreement.

United States Securities and Exchange Commission

July 18, 2012

RESPONSE TO COMMENT 22:

The Company has revised the Registration Statement in response to the Staff’s comment to include the length and termination provisions of the Sanofi Agreement.

23.	Please revise your disclosure to clarify that the contingent payments do not meet the definition of milestones since they are based solely on Sanofi’s performance and therefore the milestone method will not be applied to those payments.

RESPONSE TO COMMENT 23:

The Company has revised the Registration Statement in response to the Staff’s comment to clarify that the contingent payments do not meet the definition of milestones.

9. Convertible Preferred Stock and Stockholders’ Deficit

Convertible Preferred Stock, page F-17

24.	Please revise your disclosure to include the potential adjustments to conversion price as discussed on page 67.

RESPONSE TO COMMENT 24:

The Company has revised the Registration Statement in response to the Staff’s comment to include the potential adjustments to conversion price.

2001 Stock Plan and Stock-Based Compensation, page F-19

25.	Tell us why the expected volatility assumption decreased to 57-60% in 2011 from 86- 87% in 2010. Include the peer companies you used and the volatilities of each and the length of time over which volatility was measured.

RESPONSE TO COMMENT 25:

In response to the Staff’s comment, the Company advises the Staff that the following tables represent the peer companies used and the volatilities of each as of the Company’s stock option grant dates in 2010 and 2011:

2010

Name of Company	Ticker	02/24/10	07/13/10	10/20/10
Xoma Ltd.	XOMA	80.46%	80.92%	81.90%
Trubion Pharmaceuticals, Inc.	TRBN	98.51%	99.97%	99.19%
Micromet, Inc.	MITI	70.35%	67.10%	65.98%
Immunomedics Inc.	IMMU	100.70%	100.38%	100.60%
Group Average		87.51%	87.09%	86.92%

United States Securities and Exchange Commission

July 18, 2012

2011

Name of Company	Ticker	01/26/11	04/05/11	07/19/11
Xoma Ltd.	XOMA	85.41%	85.47%	84.36%
Ablynx NV	ABLYF	32.65%	32.06%	31.52%
MorphoSys AG	MPSYY	34.21%	34.08%	33.51%
Micromet, Inc.	MITI	79.81%	73.01%	72.15%
Immunomedics Inc.	IMMU	68.84%	67.52%	67.48%
Group Average		60.18%	58.43%	57.80%

The Company measured the historical volatility for each of these companies at each of these dates over six years, the expected term of the Company’s stock options. The Company selected the peer companies as they were comparable to KaloBios in most significant respects except for having publicly traded securities: they are all antibody companies in the biotech industry, at a similar stage of their life cycle for products they are developing internally which are in Phase 1 or Phase 2 clinical development, of a similar size with less than $500 million of market capitalization and with similar therapeutic areas to KaloBios. One of the peer companies used in 2010, Trubion Pharmaceuticals Inc. was acquired by Emergent Biosolutions in October 2010. Therefore, in 2011, the Company reassessed its peer group companies with a goal to include as broad a peer group as possible, while meeting the comparability requirements identified above. In 2011, the Company added MorphoSys and Ablynx, both of which fulfilled its selection criteria. Morphosys is an antibody company that has a lead program that targets anti-GM-CSF, similar to our KB003 program. Ablynx is also an antibody company that has rheumatoid arthritis and oncology programs similar to the Company’s therapeutic areas.

Additionally, in order to provide context regarding the sensitivity of the stock-based compensation recorded to changes in the volatility assumption, the Company supplementally advises the Staff that if the expected volatility used in 2011 had remained consistent with the average volatility used in 2010 at 87%, the total stock-based compensation expense recorded in the year to December 31, 2011 and the three months ended March 31, 2012 would have increased by an immaterial amount or approximately $12,000 and $3,000, respectively.

In addition, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*    *    *    *    *

United States Securities and Exchange Commission

July 18, 2012

Please do not hesitate to contact me at 650-243-3101 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ David Pritchard

David Pritchard

Chief Executive Officer

KaloBios Pharmaceuticals, Inc.

cc:	Bennett L. Yee, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP
1200 Seaport Blvd.
Redwood City, CA 94063